Exhibit 99.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

WEST FRASER TIMBER CO. LTD. (“WEST FRASER”)

Tuesday, April 20, 2021 – 11:30 a.m.

Vancouver, British Columbia

Voting Results

This report on the voting results of the annual general meeting of shareholders of West Fraser is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations.

The management of West Fraser recommended that Shareholders vote FOR matters 1, 2 and 3 below:

1. Election of Directors

Each of the 12 nominees listed in the information circular were elected as directors of West Fraser.

Nominee	Votes For	Votes Withheld	% Votes For
Henry H. Ketcham	92,056,368	1,555,254	98
Reid E. Carter	92,693,811	917,811	99
Raymond Ferris	93,240,045	371,577	99
John N. Floren	92,908,935	702,687	99
Ellis Ketcham Johnson	93,238,823	372,799	99
Brian G. Kenning	93,142,595	469,027	99
Marian Lawson	93,543,822	67,800	99
Colleen McMorrow	93,521,087	90,535	99
Gerald J. Miller	93,331,760	279,862	99
Robert L. Phillips	87,927,088	5,684,534	94
Janice G. Rennie	90,661,597	2,950,025	97
Gillian D. Winckler	93,526,258	85,364	99

2. Appointment of Auditor

The auditor listed in the information circular was appointed as auditor of West Fraser.

Votes For	Votes Withheld	% Votes For
95,695,606	2,032,145	98

3. Advisory Resolution on our Approach to Executive Compensation

West Fraser’s approach to executive compensation was approved (on an advisory basis) as described in the information circular.

Votes For	Votes Against	% Votes For
92,465,123	1,146,507	99